June 6, 2019

Colette Kress
Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, CA 95051

       Re: NVIDIA Corporation
           Form 10-K for the Fiscal Year Ended January 27, 2019
           Filed February 21, 2019
           File No. 000-23985

Dear Ms. Kress:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery